FILED VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The James Alpha Funds Trust (the “Trust”) Initial Registration Statement on Form N-1A

Ladies and Gentlemen:

Pursuant to the Securities Act of 1933, as amended, the Investment Company Act of 1940, as amended, and the rules and regulations thereunder, enclosed please find the Trust’s initial Registration Statement on Form N-1A (the “Registration Statement”). The Trust is a newly organized Delaware statutory trust. A notification of 1940 Act registration has been filed on behalf of the Trust via EDGAR. The Trust will operate as an open-end management company and initially intends to offer twelve series of shares (the “Funds”):

James Alpha Global Real Estate Investments Fund

James Alpha Hedged High Income Fund

James Alpha Macro Fund

James Alpha Managed Risk Domestic Equity Fund

James Alpha Managed Risk Emerging Markets Equity Fund

James Alpha Multi Strategy Alternative Income Fund

James Alpha Total Hedge Fund

James Alpha EHS Fund

James Alpha Event Driven Fund

James Alpha Family Office Fund

James Alpha Relative Value Fund

James Alpha Structured Credit Value Fund

Initially, each Fund intends to offer Class I and Class R6 shares. James Alpha Global Real Estate Investments Fund, James Alpha Hedged High Income Fund, James Alpha Managed Risk Domestic Equity Fund, James Alpha Managed Risk Emerging Markets Equity Fund, James Alpha Multi Strategy Alternative Income Fund, and James Alpha Structured Credit Value Fund initially intend to also offer Class A and Class C shares.

The Registrant and the Funds are being organized in connection with a proposed reorganization whereby all of the assets and liabilities of the James Alpha Global Real Estate Investments Portfolio, James Alpha Hedged High Income Portfolio, James Alpha Macro Portfolio, James Alpha Managed Risk Domestic Equity Portfolio, James Alpha Managed Risk Emerging Markets Equity Portfolio, James Alpha Multi Strategy Alternative Income Portfolio, James Alpha Total Hedge Portfolio, James Alpha EHS Portfolio, James Alpha Event Driven Portfolio, James Alpha Family Office Portfolio, James Alpha Relative Value Portfolio, and James Alpha Structured Credit

Value Portfolio, each a series of the Saratoga Advantage Trust (CIK #0000924628, File Nos. 811-08542, 033-79708), will be reorganized into the corresponding Fund listed above, subject to shareholder approval.

If you have any questions concerning this filing, please contact me at (631) 470-2649.

Very truly yours,

/s/ Timothy Burdick

Timothy Burdick

Assistant Vice President and Counsel

cc: Matthew DiClemente, Esq.

Jamie Gershkow, Esq.

James Vitalie

Eric Colandrea